August 13, 2012

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Borneo Resource Investments Ltd.
Form Amendment 1 to Form 10-12G
Filed: July , 2012
File No. 000-54707

Dear Mr. Reynolds:

This letter is in response to the comments contained in the Securities and Exchange Commission letter, dated July 27, 2012 (the "Comment Letter"), to Borneo Resource Investments Ltd. (the “Company”), concerning the Amendment 1 to Form 10-12G filed by the Company with the Securities and Exchange Commission on July 12, 2012.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.  On behalf of the Company, the following are our responses to the Staff’s comments:

General

1. Please revise your disclosure to refer to your company as an exploration stage company. Without a mineral reserve, your company is an exploration stage company pursuant to paragraph (4) (i) of Industry Guide 7.

The Company has revised the disclosure as requested and disclosed that the Company is an “exploration stage company” as defined in the Securities and Exchange Commission Industry Guide 7, and is subject to compliance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 915 “Development Stage Entities”.  The Company’s business is to acquire prime concessions and develop a “land bank” of assets to buy and sell assets and mine coal with strategic partners. It is the Company’s intention to select strategic partners to coordinate construction of coal mining infrastructure for concessions acquired. Ultimately, financing of mine development will be largely achieved through structured, limited recourse project financing.

Mining Concessions, page 3

2. We note your response to prior comment 4. The noted agreements are material to the company and need to be filed as exhibits to the Form 10. Please file the agreement whereby Interich acquired the 80% interest in PT Chaya Meratus Primecoal. Also file the Memorandum of Understanding dated October 7, 2011 between the company and PT Integra Prime Coal whereby the company acquired rights to exploration of 1,300 hectares in Kalimantan. File the Share Sale Purchase Pre-Contract Agreement between the company and Batubaraselaruas Sapta, dated March 15, 2012 for the company to acquire 75% of PT Batubaraselaruas Sapta which is the holder of 93,000 hectare concession in East Kalimantan. File the agreement between the company and PT Berkat Bumi Waigeo, the Agreement on Transfer of Shares, Coal Mining License and Its Management, dated March 23, 2012, to acquire a 80% interest in PT Berkat Bumi Waigeo which is the holder of a 9,600 hectare concesion in the West Papua Province. File the agreement between the company and PT Berkat Banua Masanggu, the Agreement on Transfer of Shares, Coal Mining License and Its Mangement, dated March 23, 2012, to acquire a 90% interest in PT Berkat Banua Masanggu which is the holder of an 8,800 hectare concession in the South Kalimantan Province. We may have further comment.

The Company has filed the agreement whereby Interich acquired the 80% interest in PT Chaya Meratus Primecoal with this amendment.  With respect to the other agreements, because the agreements (1) do not obligate the Company to purchase or lease the property in question, (2) do not specify a purchase or lease price and (3) do not specify a time at which any purchase or lease must be made, the Company does not consider such agreements are not definitive agreements that are required to be disclosed under required to be filed as exhibits under Item 601(b)(10) of Regulation S-K.  The Company has  revised this amendment to disclose this information.

Liquidity and Capital Resources, page 13

3. We note your disclosure of several agreements entered into on page 14 which will apparently require significant liquidity to execute fully. Please revise your disclosure here to explicitly clarify the impact to such agreements if such liquidity levels cannot be attained. Also, discuss the amount of liquidity needed in the next 12 months to execute your business plan.

In the Liquidity and Capital Resources section, the Company included:

The Company does not have the funds to make any commitments on its Letters of Intent.  The Company’s strategy is to continue to acquire prime concessions and develop a “land bank” of assets to buy and sell assets and mine coal with strategic partners. It is the Company’s intention to select strategic partners to coordinate construction of coal mining infrastructure for concessions acquired. Ultimately, financing of mine development will be largely achieved through structured, limited recourse project financing. To meet these objectives, the Company continues to seek other sources of financing in order to support existing operations and expand the range and scope of its business and will only pursue its business strategy if they are able to obtain a business partner or other sources of financing. However, there are no assurances that any such financing can be obtained on acceptable terms and timely manner, if at all. The failure to obtain the necessary working capital would have a material adverse effect on the business prospects and, depending upon the shortfall, the Company may have to curtail or cease its operations.

Cash Flows for the three months ended March 31, 2012, page 13

4. We note your statement that as of March 31, 2012 you had a working capital deficit of $139,303. It appears to us that you had a working capital deficit of $326,259 as of March 31, 2012. Please revise.

The Company made the correction to this amendment.

Properties, page 18

5. We note your response to comment 22 in our letter dated June 7, 2012. Please disclose the various government conditions and compliance requirements to maintain your IUPs.

Borneo holds only one Exploration IUP acquired by Interich from PT Chaya Meratus Primecoal. There are no government conditions or compliance requirements to maintain this IUP.

6. We note your response to comment 23 in our letter dated June 7, 2012 and we reissue the comment. For each of your material properties please address each of the bullet points regarding your property description.

The Company added information to describe the one property it owns and the properties for which it has letter of intent. The Company, pursuant to its business plan, will never be engaged in significant mining operations but will only develop properties with a strategic partner that will conduct mining operations. As disclosed, the Company has not conducted detailed geological studies of any properties.

7. We note that you have not performed any exploration work on your properties and that you currently have no exploration plans. Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

The Company has added the requested risk factor. There are other risk factors that also cover the risks that the Company may not be able to recover any coal reserves.

8. In addition, we note that one of your concessions has surface and “outcrop” coal. Please tell us how you have made this determination and discuss any work performed or site assessments.

As a result of physical inspection by our Chief Operating Officer, the IUP concession area has surface and "outcrop" coal.  There have not, however, been any site assessments or reports prepared.  As a result, the Company disclosed that “there is no guarantee, however that the Company will be able to mine any coal, generate revenue or reach an agreement with PT Integra Prime Coal to harvest and sell such coal”.

9. We note your disclosure referencing mines that exist  in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties.

The Company has eliminated the disclosure references other existing mines in the proximity of the Company’s property.

Directors and Executive Officers, page 20

10. We note your response to comment 25. Please revise to clarify that Carlo Muaja performed his consulting services in his individual capacity and not for any consulting entity.

The Company clarified that Carlo Muaja performed his consulting services in his individual capacity and not for any consulting entity.

Certain Relationships and Related Transactions and Director Independence, page 22

11. We note your response to comment 30 in our letter dated June 7, 2012. Please state the name of the promoters, nature and amount of anything of value received or to be received by each promoter, and the nature and amount of any assets, services or other consideration received or to be received by the registrant, as required by Item 404(c)(1)(i).

The Company added the names of its promoters, Nils A. Ollquist and George Matin to the disclosure.

12. We note your response to comment 31.   Please revise to clarify how OFS Capital Group is a related party to the company.

The Company has disclosed OFS Capital Group as a related party since Mr. Ollquist, the Company’s President and Chairman, is a principal and owner of 50% of OFS Capital Group.

Audited Financial Statements

General

13. We reviewed your response to our prior comment 36. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Since your merger with Interich is accounted for as a recapitalization, historical financial statements of the Interich become your historical financial statements. Accordingly, please revise to include an audited note summarizing the activities Interich. Refer to Rule 8-02 of Regulation S-X for financial statement requirements.

The Company has included the most recent two fiscal years audited financial statements (years ended December 31, 2011 and 2010) in accordance with Rule 8-02 of Regulation S-X..

Consolidated Statement of Operations, page F-4

14. We note the cumulative statement of operations does not include expenses of $60,178 for the period ended December 31, 2009. Please revise your cumulative statement of operations consistent with the consolidated statement of stockholder’s equity presented on page F-5.

The Company has included the expenses in its cumulative statement of operations.

Thank you for your attention to this matter. We look forward to hearing from you. Please direct questions or questions for clarification of matters addressed in this letter to the undersigned of Sichenzia Ross Friedman Ference LLP at (212) 981-6767.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara

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